SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities and Exchange Act of 1934

Cost Plus, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

221485105

(CUSIP Number)

Allan N. Rauch, Esq.

Bed Bath & Beyond Inc.

650 Liberty Avenue

Union, New Jersey 07083

(908) 688-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Peter Samuels, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036

(212) 969-3000

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221485105	13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Bed Bath & Beyond Inc. 11-2250488

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,907,488 shares (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,907,488 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,907,488 shares (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.3% (1)

14	Type of Reporting Person (See Instructions) CO

(1)           Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations (i) are based on 22,490,362 shares of Common Stock outstanding as of April 6, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, which was filed by the Issuer with the SEC on April 10, 2012, (ii) include 29,500 shares of the Common Stock of the Issuer held by Red Mountain Capital Partners LLC and (iii) include 11,060 shares of the Common Stock of the Issuer issuable pursuant to the outstanding deferred stock units of the Issuer held by Mr. Mark Genender, which  assumes that all such 11,060 shares of the Common Stock of the Issuer will be issued within 60 days.

CUSIP No. 221485105	13D

1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Blue Coral Acquisition Corp. 45-5286857

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 5,907,488 shares (1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 5,907,488 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,907,488 shares (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 26.3% (1)

14	Type of Reporting Person (See Instructions) CO

(1)           Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations (i) are based on 22,490,362 shares of Common Stock outstanding as of April 6, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, which was filed by the Issuer with the SEC on April 10, 2012, (ii) include 29,500 shares of the Common Stock of the Issuer held by Red Mountain Capital Partners LLC and (iii) include 11,060 shares of the Common Stock of the Issuer issuable pursuant to the outstanding deferred stock units of the Issuer held by Mr. Mark Genender, which  assumes that all such 11,060 shares of the Common Stock of the Issuer will be issued within 60 days.

CUSIP No. 221485105	13D

Schedule 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.01 par value per share (the “Shares”) of Cost Plus, Inc., a California corporation (the “Issuer”) having its principal executive office at 200 4th Street, Oakland, California 94607.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed on behalf of:

(a) Blue Coral Acquisition Corp. (“Purchaser”), a California corporation wholly owned by Bed Bath & Beyond Inc.

(b) Bed Bath & Beyond Inc. (“Parent”), a New York corporation.

Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (as defined below) and has not engaged in any activities except in connection with these transactions.  Parent and its subsidiaries is a chain of retail stores, operating under the names Bed Bath & Beyond, Christmas Tree Shops, Harmon and Harmon Face Values and buybuy BABY.

The entities set forth in clauses (a) and (b) in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  The business address for the Reporting Persons is 650 Liberty Avenue, Union, New Jersey, 07083.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 9.

The name, business address and citizenship of each director and executive officer of Parent and each director and officer of Purchaser is set forth on Schedule A.  During the five years prior to the date hereof, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 8, 2012, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser has agreed to commence a cash tender offer within 15 business days of the execution of the Merger Agreement to acquire all of the outstanding Shares (the “Offer”) for a purchase price of $22.00 per Share, without interest, net to the holder in cash (the “Offer Price”), subject to any required withholding of taxes; and as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Issuer (the “Merger”) and the Issuer will become a wholly-owned subsidiary of Parent. The Merger Agreement also provides that, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Merger may be consummated regardless of whether the Offer is completed, but if the Offer is not completed, the Merger will only be able to be consummated after the shareholders of the Issuer have adopted the Merger Agreement at a meeting of shareholders.  In the Merger, each outstanding Share, other than Shares owned by Parent or Purchaser or by shareholders who have validly exercised their dissenters’ rights under California law, will be converted into the right to receive cash in an amount equal to the Offer Price.  The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s shareholders, if required.

CUSIP No. 221485105	13D

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent, and Purchaser entered into Support and Tender Agreements (each a “Support Agreement”) dated as of the date of the Merger Agreement with (i) Stephens Investments Holdings LLC, an Arkansas limited liability company ( “SIH”), (ii)  Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), and (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”, and together with SIH and RMCP II, the “Shareholders”).

Pursuant to each Support Agreement, each Shareholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw) the Shares beneficially owned by such Shareholder (and with respect to RMCP II and RMCP III, to also cause to be tendered 29,500 Shares held by Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”) and, if applicable, up to 11,060 Shares issuable pursuant to outstanding deferred stock units held by Mr. Mark Genender, a Partner of RMCP LLC who serves on the board of directors of the Issuer) and not to assert and perfect any dissenters’ rights under California law in connection with the Merger, (ii) to grant an irrevocable proxy to certain designees of Parent with respect to certain matters related to the Merger, (iii) to vote in favor of the Merger, upon the terms and subject to the conditions of such Support Agreements, (iv) not to transfer any of such Shareholder’s equity interests in the Issuer, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v)  not to take any action that would interfere with the performance of such Shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (vi) to appear at the meeting of the shareholders of the Issuer to be convened for the purpose of voting upon the adoption of the Merger Agreement and the transactions contemplated thereby or otherwise cause its Shares to be counted as present for purpose of calculating quorum and to vote such Shareholder’s Shares in support of the adoption of the Merger Agreement in the event that shareholder approval is required to consummate the Merger, (vii) to vote against any action or agreement that would interfere with or prevent the Offer or the Merger, and (viii) not to solicit, initiate, encourage, facilitate or participate in, any discussions, negotiations or other actions by such Shareholder with respect to certain competing proposals for the equity or assets of the Issuer.

Each Support Agreement will terminate upon the earlier of (a) the termination of the Merger Agreement and (b) the effective time of the Merger (the “Effective Time”), provided however, that the RMCP II and RMCP III Support Agreements will also terminate upon the earlier of (x) any amendment, modification or waiver of the Merger Agreement that (i) reduces the Offer Price to less than $22.00 per Share, (ii) changes the form of consideration payable in the Offer or the form of the Merger consideration from all cash, or (iii) otherwise materially and adversely affects the Shareholder party to such agreement, and (y) November 9, 2012.

The foregoing description of the Support Agreements set forth above does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are attached as Exhibits 2, 3 and 4 and incorporated herein by reference.

Purchaser estimates that it will need up to $583.5 million to purchase all of the issued and outstanding Shares, including Shares issuable pursuant to outstanding options for which the exercise price is less than $22.00 per Share and Shares issuable pursuant to outstanding deferred stock units of the Issuer, and $14.5 million to pay related fees and expenses. Purchaser will use cash provided by Parent from Parent’s cash on hand sufficient to make such payments.  Parent’s cash on hand will also be sufficient to pay the Offer Price to holders of Shares who did not tender their Shares in the Offer upon consummation of the Merger.

Shared voting power with respect to the Shares beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Support Agreements.

CUSIP No. 221485105	13D

Schedule B lists the names and number of Shares that are beneficially held by each Shareholder and subject to this Schedule 13D.

Item 4.	Purpose of Transaction.

Purchaser expects to commence the Offer by no later than May 30, 2012.  If the Offer is consummated, Purchaser will be entitled to designate a number of persons to the board of directors that reflects Purchaser’s proportionate voting interest in the Issuer. Subject to the satisfaction or waiver of the conditions applicable to the Merger, whether or not the Offer is consummated, Parent expects to cause the Merger to be consummated, but if the Offer is not completed, the Merger will only be able to be consummated after the shareholders of the Issuer have adopted the Merger Agreement at a meeting of shareholders. Upon the consummation of the Merger, (i) the Issuer will become a wholly owned subsidiary of Parent and (ii) each Share which has not been purchased pursuant to the Offer will be converted into the right to receive $22.00 in cash, subject to certain exceptions set forth in the Merger Agreement.

From and after the effective time of the Merger (the “Effective Time”) and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the Issuer, (ii) the officers of Purchaser immediately prior to the Effective Time will be the officers of the Issuer, and (iii) the Issuer’s certificate of incorporation and bylaws as in effect immediately prior to the Effective Time will be amended so as to read in their entirety as the certificate of incorporation and bylaws of the Purchaser as in effect immediately prior to the Effective Time, and as so amended, will be the certificate of incorporation and bylaws of the surviving corporation.

Following the Merger, the Shares no longer will be traded on The Nasdaq Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Support Agreements, the Reporting Persons, do not beneficially own any shares.

As a result of the Support Agreements, Parent may be deemed to have the power to vote up to 5,907,488 Shares (which amount includes the 29,500 Shares held by RMCP LLC and the 11,060 Shares issuable pursuant to the deferred stock units held by Mr. Mark Genender, each of which represents a contingent right to one Share), in favor of approval of the Merger and certain other matters described above in Item 3, and thus, each Reporting Person may be deemed to be the beneficial owner of 5,907,488 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 26.3% of the issued and outstanding Shares as of April 6, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, which was filed by the Issuer with the SEC on April 10, 2012.

The Reporting Persons (i) are not entitled to any rights as a shareholder of the Issuer as to the Shares covered by the Support Agreements, except as otherwise expressly provided in the Support Agreements and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

CUSIP No. 221485105	13D

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s willingness to enter into the Merger Agreement, Parent and Issuer entered into waiver and acknowledgement agreements (collectively the “Option Waivers”) with each of (i) Barry J. Feld, Chief Executive Officer and President of the Issuer and a member of its Board, (ii) Jane L. Baughman, Executive Vice President and Chief Financial Officer of the Issuer, and (iii) Jeff Turner, Executive Vice President and Chief Information Officer of the Issuer, pursuant to which each of the foregoing officers of the Issuer agreed that until the Merger Agreement is terminated, they will not without Parent’s prior written consent, exercise any options to purchase Shares pursuant to the Issuer’s 1995 Stock Option Plan, 2004 Stock Plan and 1996 Director Stock Plan (collectively, the “Options”), or sell or otherwise transfer any such Options.  However, Parent and the Issuer have also agreed pursuant to a letter agreement, dated May 18, 2012 (the “Letter Agreement”) that if the Options granted to any of the foregoing officers are scheduled to expire prior to the occurrence of the Effective Time, then subject to certain limitations, Parent will waive the restriction on exercise for such Options.

The foregoing description of the Option Waivers and the Letter Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Option Waivers and the Letter Agreement, which are attached as Exhibits 5, 6, 7 and 8 and incorporated herein by reference.

Except for the Option Waivers, the Letter Agreement and the other agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1

Agreement and Plan of Merger, dated as of May 8, 2012, by and among Bed Bath & Beyond Inc., Blue Coral Acquisition Corp. and Cost Plus, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Bed Bath & Beyond Inc. with the Securities and Exchange Commission on May 10, 2012).

Exhibit 2

Support and Tender Agreement, dated May 8, 2012, by and among Bed Bath & Beyond Inc., Blue Coral Acquisition Corp., and Stephens Investment Holdings LLC (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Bed Bath & Beyond Inc. with the Securities and Exchange Commission on May 10, 2012).

Exhibit 3

Support and Tender Agreement, dated May 8, 2012, by and among Bed Bath & Beyond Inc., Blue Coral Acquisition Corp., and Red Mountain Capital Partners II, L.P. (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Bed Bath & Beyond Inc. with the Securities and Exchange Commission on May 10, 2012).

Exhibit 4	Support and Tender Agreement, dated May 8, 2012, by and among Bed Bath & Beyond Inc., Blue

CUSIP No. 221485105	13D

Coral Acquisition Corp., and Red Mountain Capital Partners III, L.P. (incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Bed Bath & Beyond Inc. with the Securities and Exchange Commission on May 10, 2012).

Exhibit 5	Waiver and Acknowledgment, dated as of May 8, 2012, by and among Barry J. Feld, Bed Bath & Beyond Inc. and Cost Plus, Inc.
Exhibit 6	Waiver and Acknowledgment, dated as of May 8, 2012, by and among Jane L. Baughman, Bed Bath & Beyond Inc. and Cost Plus, Inc.
Exhibit 7	Waiver and Acknowledgment, dated as of May 8, 2012, by and among Jeff Turner, Bed Bath & Beyond Inc. and Cost Plus, Inc.
Exhibit 8	Letter Agreement, dated as of May 18, 2012, by and among Bed Bath & Beyond Inc. and Cost Plus, Inc.
Exhibit 9	Joint Filing Agreement, dated as of May 18, 2012, by and among Bed Bath & Beyond Inc. and Blue Coral Acquisition Corp.

CUSIP No. 221485105	13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      May 18, 2012

BED BATH & BEYOND INC.

By:	/s/ Eugene A. Castagna
Name:	Eugene A. Castagna
Title:	Chief Financial Officer

BLUE CORAL ACQUISITION CORP.

By:	/s/ Allan N. Rauch
Name:	Allan N. Rauch
Title:	Secretary

CUSIP No. 221485105	13D

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

BED BATH & BEYOND INC. AND BLUE CORAL ACQUISITION CORP.

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States.

Bed Bath & Beyond Inc.

Name	Business Address	Title at Bed Bath & Beyond Inc.	Principal Occupation
Dean S. Adler	The Cira Centre, 2929 Arch Street, Philadelphia, PA 19104	Director	Chief Executive Officer of Lubert-Adler Partners, L.P.
Stanley F. Barshay	10 Forte Drive, Old Westbury, NY 11568	Director	Retired
Eugene A. Castagna	650 Liberty Avenue, Union, NJ 07083	Chief Financial Officer
Warren Eisenberg	650 Liberty Avenue, Union, NJ 07083	Co-Founder and Co-Chairman of the Board of Directors
Klaus Eppler	Eleven Times Square, New York, NY 10036	Director	Pensioned Partner at Proskauer Rose LLP
Leonard Feinstein	110 Bi-County Boulevard, Suite 114, Farmingdale, NY 11735	Co-Founder and Co-Chairman of the Board of Directors
Matthew Fiorilli	650 Liberty Avenue, Union, NJ 07083	Senior Vice President — Stores
Patrick R. Gaston	P.O. Box 626, Pittstown, NJ 08867	Director	President and Chief Executive Officer of Gastal Networks LLC
Jordan Heller	101 Eisenhower Parkway, Suite 102, Roseland, NJ 07068	Director	President of Heller Wealth Advisors, LLC
Victoria A. Morrison	100 Washington Street, Newark, NJ 07102	Director	General Counsel of Edison Properties, LLC
Arthur Stark	650 Liberty Avenue, Union, NJ 07083	President and Chief Merchandising Officer
Steven H. Temares	650 Liberty Avenue, Union, NJ 07083	Chief Executive Officer and Director

Blue Coral Acquisition Corp.

Name	Business Address	Title at Blue Coral Acquisition Corp.	Principal Occupation
Eugene A. Castagna	650 Liberty Avenue, Union, NJ 07083	Vice President, Chief Financial Officer and Director	Chief Financial Officer of Bed Bath & Beyond Inc.
Allan N. Rauch	650 Liberty Avenue, Union, NJ 07083	Secretary and Director	Vice President — Legal and General Counsel of Bed Bath &

CUSIP No. 221485105	13D

Beyond Inc.
Steven H. Temares	650 Liberty Avenue, Union, NJ 07083	President and Director	Chief Executive Officer of Bed Bath & Beyond Inc.

CUSIP No. 221485105	13D

SCHEDULE B

SHAREHOLDERS AND SUBJECT SHARES

Shareholder	Subject Shares
Stephens Investments Holdings LLC	2,668,417
Red Mountain Capital Partners II, L.P. (“RMCP II”)	1,542,150
Red Mountain Capital Partners III, L.P. (“RMCP III”)	1,656,961
Red Mountain Capital Partners LLC (“RMCP LLC”) (1)	29,500
Mark Genender (1)	11,060

(1) Pursuant to the RMCP II and RMCP III Support Agreements, RMCP II and RMCP II have agreed, among other things, to cause to be tendered 29,500 Shares held by RMCP LLC and, if applicable, up to 11,060 Shares issuable pursuant to outstanding deferred stock units held by Mr. Mark Genender, each of which represents a contingent right to one Share.